EXHIBIT 99.1

For Immediate Release
Contact: Harvey Grossblatt, President
Universal Security Instruments, Inc.
410-363-3000, Ext. 224
or
Don Hunt, Jeff Lambert
Lambert, Edwards & Associates, Inc.
616-233-0500

Universal Security Instruments Reports Fourth-Quarter and Year-End Results

OWINGS MILLS, Md. June 26, 2013 - Universal Security Instruments, Inc. (NYSE Amex: UUU) today announced results for its fourth quarter and fiscal year ended March 31, 2013.

Universal reported fourth quarter net income of $104,973 or $0.04 per basic and diluted share, on sales of $4,113,976. These totals compare to a net loss of $261,154, or $0.11 per basic and diluted share, on sales of $3,609,589 for the comparable period of the previous year.

For the 12 months ended March 31, 2013, sales increased approximately 16% to $15,383,877 versus $13,304,602 for the same period last year. The Company reported a net loss of $452,561, or $0.20 per basic and diluted share, versus a net loss of $503,288, or $0.21 per basic and diluted share, for the same period last year.

Included in the current fiscal year’s results was approximately $500,000 for marketing costs associated with the Company’s New Generation product line and a $300,000 charge to establish a valuation reserve for deferred taxes. The 2013 results also include higher sales and earnings for the Company’s Hong Kong Joint Venture compared to the prior fiscal year. The 2012 results included $107,000 for marketing costs associated with the Company’s New Generation product line.

Universal said it plans to continue to expand its new generation line of products with the introduction of new technologically advanced smoke and carbon monoxide alarms starting later this fiscal year.

The Company also announced that as of March 13, 2013 it had completed the acquisition of 100,000 shares of its common stock at an average purchase price of $5.06 per share pursuant to the Company’s 2011 Stock Repurchase Plan, approved by the Board of Directors. At March 31, 2013, the book value of a share of the Company’s common stock was $11.21.

UNIVERSAL SECURITY INSTRUMENTS, INC. is a U.S.-based manufacturer (through its Hong Kong Joint Venture) and distributor of safety and security devices. Founded in 1969, the Company has a 43 year heritage of developing innovative and easy-to-install products, including smoke, fire and carbon monoxide alarms. For more information on Universal Security Instruments, visit our website at www.universalsecurity.com.

"Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Certain matters discussed in this news release may constitute forward-looking statements within the meaning of the federal securities laws that inherently include certain risks and uncertainties.  Actual results could differ materially from those projected in or contemplated by the forward-looking statements due to a number of factors, including, among other items, our Hong Kong Joint Venture's respective ability to maintain operating profitability, currency fluctuations, the impact of current and future laws and governmental regulations affecting us and our Hong Kong Joint Venture and other factors which may be identified from time to time in our Securities and Exchange Commission filings and other public announcements.  We do not undertake and specifically disclaim any obligation to update any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements.  We will revise our outlook from time to time and frequently will not disclose such revisions publicly.

11407 CRONHILL DRIVE, SUITE A • OWINGS MILLS, MARYLAND 21117, USA

(410) 363-3000 • www.universalsecurity.com

Universal/Page 2

UNIVERSAL SECURITY INSTRUMENTS, INC.

CONSOLIDATED STATEMENT OF INCOME

	(UNAUDITED)
	Three Months Ended March 31,
	2013	2012
Sales	$4,113,976	$3,609,589
Net income (loss)	104,973	(261,154)
Net income (loss) per share – basic	0.04	(0.11)
Net income (loss) per share – diluted	0.04	(0.11)
Weighted average number of common shares outstanding
Basic	2,292,321	2,346,342
Diluted	2,296,095	2,346,342

	(AUDITED)
	Twelve Months Ended March 31,
	2013	2012
Sales	$15,383,877	$13,304,602
Net (loss)	(452,561)	(503,288)
Net (loss) per share – basic	(0.20)	(0.21)
Net (loss) per share – diluted	(0.20)	(0.21)
Weighted average number of common shares outstanding
Basic	2,311,152	2,374,952
Diluted	2,311,152	2,374,952

CONSOLIDATED BALANCE SHEET

ASSETS
	March 31,
	2013	2012
Cash, cash equivalents and investments	$2,438,892	$3,186,274
Accounts receivable and amount due from factor	2,919,431	2,601,582
Inventory	4,341,652	5,398,540
Prepaid expenses	598,686	599,876
TOTAL CURRENT ASSETS	10,298,661	11,786,272

INVESTMENT IN HONG KONG JOINT VENTURE	13,530,163	13,083,493
PROPERTY, PLANT AND EQUIPMENT – NET	152,201	176,144
DEFERRED TAX ASSET AND OTHER ASSETS	2,429,460	2,519,897
TOTAL ASSETS	$26,410,485	$27,565,806

LIABILITIES AND SHAREHOLDERS’ EQUITY

Accounts payable and accrued expenses	$548,388	$1,122,954
Accrued liabilities	179,602	170,811
TOTAL CURRENT LIABILITIES	727,990	1,293,765

LONG TERM OBLIGATION	25,000	25,000
SHAREHOLDERS’ EQUITY
Common stock, $.01 par value per share; 20,000,000 authorized, 2,287,887 shares outstanding at March 31, 2013; and 2,336,354 shares issued and outstanding at March 31, 2012	22,879	23,364
Additional paid-in capital	12,749,256	12,885,756
Retained earnings	12,885,360	13,337,921
TOTAL SHAREHOLDERS’ EQUITY	25,657,495	26,247,041
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$26,410,485	$27,565,806